OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response...0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bachman, Brian R		Keithley Instruments, Inc. KEI
	2536 Alki Ave SW #220	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			February 18, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Seattle, WA 98116 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares													1,000		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$17.78125		2/12/00

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03				A			10,000

	Phantom Stock Units		$5.00		12/12/96

	Phantom Stock Units		$5.0625		12/12/96

	Phantom Stock Units		$4.625		2/21/97

	Phantom Stock Units		$4.375		5/15/97

	Phantom Stock Units		$5.4375		7/23/97

	Phantom Stock Units		$5.875		9/24/97

	Phantom Stock Units		$5.90625		9/24/97

	Phantom Stock Units		$5.00		12/9/97

	Phantom Stock Units		$5.0625		12/9/97

	Phantom Stock Units		$4.375		2/18/98

	Phantom Stock Units		$4.0625		5/6/98

	Phantom Stock Units		$4.09375		5/6/98

	Phantom Stock Units		$3.250		7/21/98

	Phantom Stock Units		$3.313		7/21/98

	Phantom Stock Units		$2.563		9/18/98

	Phantom Stock Units		$2.59375		9/18/98

	Phantom Stock Units		$2.469		10/23/98

	Phantom Stock Units		$3.607		12/12/98

	Phantom Stock Units		$3.8963		2/19/99

	Phantom Stock Units		$4.0831		5/7/99

	Phantom Stock Units		$4.219		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.447		12/11/00

	Phantom Stock Units		$31.70		2/21/01

	Phantom Stock Units		$28.06		5/8/01

	Phantom Stock Units		$18.510		7/23/01

	Phantom Stock Units		$15.720		9/17/01

	Phantom Stock Units		$17.100		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.940		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03			A			495.94

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/13/00	2/12/10		Common Stk	10,000		$ -		10,000		D

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/17/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	1/2/03	(1)		Common Stk	271.74		$ -		271.74		D

	1/2/03	(1)		Common Stk	585.98		$ -		585.98		D

	1/2/03	(1)		Common Stk	773.24		$ -		773.24		D

	1/2/03	(1)		Common Stk	816.00		$ -		816.00		D

	1/2/03	(1)		Common Stk	776.92		$ -		776.92		D

	1/2/03	(1)		Common Stk	232.50		$ -		232.50		D

	1/2/03	(1)		Common Stk	376.18		$ -		376.18		D

	1/2/03	(1)		Common Stk	169.10		$ -		169.10		D

	1/2/03	(1)		Common Stk	664.08		$ -		664.08		D

	1/2/04	(1)		Common Stk	964.38		$ -		964.38		D

	1/2/04	(1)		Common Stk	187.32		$ -		187.32		D

	1/2/04	(1)		Common Stk	700.28		$ -		700.28		D

	1/2/04	(1)		Common Stk	207.62		$ -		207.62		D

	1/2/04	(1)		Common Stk	1258.20		$ -		1258.20		D

	1/2/04	(1)		Common Stk	432.56		$ -		432.56		D

	1/2/04	(1)		Common Stk	1193.14		$ -		1193.14		D

	1/2/04	(1)		Common Stk	452.50		$ -		452.50		D

	1/2/04	(1)		Common Stk	1302.18		$ -		1302.18		D

	1/2/04	(1)		Common Stk	56.64		$ -		56.64		D

	1/2/04	(1)		Common Stk	56.14		$ -		56.14		D

	1/2/04	(1)		Common Stk	58.00		$ -		58.00		D

	1/2/04	(1)		Common Stk	5.10		$ -		5.10		D

	1/2/04	(1)		Common Stk	27.36		$ -		27.36		D

	1/2/04	(1)		Common Stk	219.08		$ -		219.08		D

	1/2/04	(1)		Common Stk	147.80		$ -		147.80		D

	1/2/04	(1)		Common Stk	59.54		$ -		59.54		D

	1/2/04	(1)		Common Stk	64.75		$ -		64.75		D

	1/2/06	(1)		Common Stk	106.86		$ -		106.86		D

	1/2/07	(1)		Common Stk	123.03		$ -		123.03		D

	1/2/07	(1)		Common Stk	164.08		$ -		164.08		D

	1/2/07	(1)		Common Stk	279.42		$ -		279.42		D

	1/2/07	(1)		Common Stk	262.90		$ -		262.90		D

	1/2/07	(1)		Common Stk	303.76		$ -		303.76		D

	1/2/08	(1)		Common Stk	221.40		$ -		221.40		D

	1/2/08	(1)		Common Stk	259.25		$ -		259.25		D

	1/2/08	(1)		Common Stk	383.93		$ -		383.93		D

	1/2/08	(1)		Common Stk	246.43		$ -		246.43		D

	1/2/08	(1)		Common Stk	504.40		$ -		504.40		D

	1/2/09	(1)		Common Stk	495.94		$ -		495.94		D

Explanation of Responses:

(1) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in common stock to the reporting person on the exercisable date or upon retirement from the Board whichever occurs later.

Mark J. Plush, Attorney-in Fact	2/18/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.